[redacted]

10027756

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 24 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45056

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Banorte Securities International, Ltd.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 36 Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Saa — (212) 484-5231
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen & Schaeffer, P.C.
(Name – *if individual, state last, first, middle name*)

420 Lexington Avenue, Suite 2450	New York	New York	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Jose Saa, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banorte Securities International, Ltd. (the "Company") as of and for the year ended December 31, 2009, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Jose Saa
Signature

Chief Financial Officer
Title

Subscribe and Sworn to, before me
On this 19th day of February 2010

Maria C. Rios
Notary Public

MARIA C. RIOS
Notary Public, State of New York
Qualified in Kings County
Reg. No. 01RI6180354
My Commission Expires Jan. 7, 2012

BANORTE SECURITIES INTERNATIONAL, LTD.
(A Indirect Wholly-Owned Subsidiary of
Casa De Bolsa Banorte, S.A. De C.V.)
(S.E.C. I.D. No. 8-45056)

Report Pursuant to Rule 17a-5(e) (3)
Under the Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT
December 31, 2009

COHEN & SCHAEFFER P.C.
CERTIFIED PUBLIC ACCOUNTANTS

BANORTE SECURITIES INTERNATIONAL, Ltd.
(An Indirect Wholly-Owned Subsidiary of Casa De Bolsa Banorte, S.A. De C.V.)
(S.E.C. I.D. No. 8-45056)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2009
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL
AND
SUPPLEMENTAL REPORT ON SIPC

****

Filed Pursuant to Rule 17a-5(e)(3) under the
Securities Exchange act of 1934
as a PUBLIC DOCUMENT.

COHEN & SCHAEFFER P.C.
CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
Fax: (212) 687-2705

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Banorte Securities International, Ltd.

We have audited the accompanying statement of financial condition of Banorte Securities International, Ltd., an indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V. (the "Company") as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Banorte Securities International, Ltd. at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Cohen & Schaeffer P.C.

New York, New York
February 19, 2010

BANORTE SECURITIES INTERNATIONAL, LTD.
(An indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V.)

Statement of Financial Condition
As of December 31, 2009

Assets		**2009**
Cash		$ 209,031
Securities owned—At fair value ($4,048,020 held at clearing broker)	**(Note 3)**	4,182,227
Due from clearing broker		3,379,969
Accounts receivable		447,141
Furniture, equipment, software and leasehold improvements	**(Note 5)**	328,684
(net of accumulated depreciation of $1,249,403)		
Income tax receivable		54,985
Prepaid expenses		51,414
Total Assets		$ 8,653,451
Liabilities and Stockholder's Equity		
Liabilities		
Accrued compensation		$ 714,484
Accounts payable and accrued expenses		3,050,182
Income tax payable		13,778
Total Liabilities		3,778,444
Stockholder's Equity		
Common stock (no par value, 200 shares authorized, 50 shares issued and outstanding)		500
Additional paid-in capital		5,675,474
Accumulated deficit		(800,967)
Total stockholder's equity		4,875,007
Total Liabilities and Stockholder's Equity		$ 8,653,451

See accompanying notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Banorte Securities International Ltd. (the "Company"), an indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V. ("Bolsa"), is a New York corporation which was organized in February 1992 and commenced operations in August 1993. The Company trades in Mexican and U.S. securities, primarily on the Mexican stock exchange and the over the counter markets. The Company is an introducing broker-dealer.

All domestic securities transactions are cleared through clearing brokers on a fully disclosed basis and, accordingly, the Company does not carry securities accounts for these customers or perform custodial functions relating to their securities. The Company is registered with the Securities Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc.. Due from clearing brokers consists primarily of cash balances held at the clearing brokers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2009 cash and cash equivalents include, money market funds and a certificate of deposit, held by a U.S. financial institution. The carrying value of these instruments at December 31, 2009 is at fair value or amounts approximating fair value.

Fixed assets

Furniture, equipment, software and leasehold improvements are recorded at cost, net of accumulated depreciation and amortization. Furniture, equipment and software are depreciated on a straight-line basis over the estimated useful life of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

Securities transactions

Securities transactions of the Company and the related revenues and expenses are recorded on a trade-date basis. Securities owned are stated at market value. Net realized and unrealized gains and losses are reflected in trading in the statement of income.

Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the reporting

period. Actual results could differ from those amounts. Significant estimates include taxes, certain income and receivables, and accrued compensation.

Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while the income statement accounts are translated at rates of exchange through out the year. Gains or losses resulting from foreign currency transactions are included in net income.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes is comprised of state and local taxes computed on a basis other than net income.

FIN 48 prescribes a comprehensive model of how companies should recognize, measure, present and discloses uncertain tax positions taken or expected to be taken on a tax return. Under FIN 48, the Company shall initially recognize tax positions in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. The Company shall initially and subsequently measure such tax positions as the largest amount of tax benefit that is greater than 50% likely of being realized upon ultimate settlement with the tax authority, assuming full knowledge of the position and all relevant facts. The Company has reviewed and evaluated the relevant technical merits of each of its tax positions and determined that there are no uncertain tax positions that would have a material impact on the financial statements of the Company as of December 31, 2009.

3. SECURITIES OWNED

Details of securities are as follows:

	2009
Money Market Funds	4,048,020
Certificate of deposit	134,207
	4,182,227

Securities which are held at a clearing broker can be sold or repledged by the holder. At December 31, 2009, $4,048,020, of the Company's securities is deposited with a clearing broker and is available for hypothecation. The certificate of deposit of $134,207 is restricted and is held exclusively as security by the Company's lessor.

4. RELATED-PARTY TRANSACTIONS

The Company entered into an agreement with certain affiliates, under common ownership with the Company, for the use of certain technical, administrative, marketing and distributive services and also a proprietary trading system. Detail of related party transactions and balances are as follows:

Parent Company:	**2009**
Service fee paid to a related party	4,162,236
Accounts payable and accrued expenses	2,975,893
Accounts receivable	6,925
Related Companies:	
Distribution and allocation fee	379,914
Accounts receivable	15,148
Accounts payable	1,402
Occupancy expenses	7,200
Other expense	15,562

5. FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, software and leasehold improvements are as follows:

Equipment	$	252,532
Furniture and fixture		262,226
Leasehold improvements		504,979
Software cost		558,350
		1,578,087
Less: accumulated depreciation		(1,249,403)
	$	328,684

Depreciation expense related to furniture, equipment, software and leasehold improvements for the year ended December 31, 2009 was $183,962.

6. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan in accordance with IRS regulations. All eligible employees, as defined may elect to contribute to the plan, The Company matches up to 10% of the amount contributed by each employee. The Company's contribution was $87,133 for the year ended December 31, 2009.

7. INCOME TAXES

The provision for income taxes for the period ended December 31, 2009 consists of the following:

Current:		
Federal	$	-
State and local		37,727
Total	$	37,727
Deferred:		
Federal, State and local		-
Total tax provision	$	37,727

A reconciliation of the statutory income tax provision to the effective income tax provision is as follows:

Tax benefit provision at statutory rate (52%)	$	249,661
State tax-net of federal tax benefit		37,727
Valuation allowance		(249,661)
	$	37,727

The major sources of temporary differences and their deferred tax effect at December 31, 2009, are as follows:

Deferred tax asset		
Net operating loss benefit	$	1,297,822
Depreciation		31,380
Less valuation allowance		(1,329,202)
Net deferred tax asset	$	-

The company has provided a valuation allowance to fully offset the amount of the net deferred asset. Management's conclusion is that the Company would not be able to fully realize its deferred tax assets in the immediate future.

The Company has available, at December 31 2009, unused operating losses carry-forward of $2,743,079, which may be applied against future taxable income beginning in year 2009 through 2028.

8. COMMITMENTS AND CONTINGENCIES

The Company leases a space under a lease agreement. Future minimum lease payments, at December 31, 2009 are:

Years Ending December 31	
2010	$ 459,251
2011	459,251
2012	459,251
2013	382,710
	$ 1,760,464

Rent expense for the year was $516,358, which included escalation costs totaling $28,930.

In the normal course of business, the Company's clearing broker is exposed to risk of loss on customer transactions in the event of a customer's inability to meet the terms of its contracts. The clearing broker may have to purchase or sell securities at prevailing market prices in order to fulfill the customer's obligations. The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The Company has no maximum amount and believes there is no estimable amount because this right applies to all trades executed through the clearing broker and would be based on the future non-performance of one or more clearing brokers. At December 31, 2009, the Company has not recorded any liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty.

9. OFF-BALANCE-SHEET RISK CONCENTRATION RISK AND CREDIT RISK

A substantial portion of the Company's assets are held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill these obligations.

Financial instruments sold, but not yet purchased resulting from certain unmatched principal transactions represents obligations of the Company to purchase the specified financial instrument at the current market price. Accordingly, although these are generally short-term in nature, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase financial instruments sold, but not yet purchased, may exceed the amount recognized in the Statement of Financial Condition. At December 31, 2009, the Company did not have any financial instruments sold, but not yet purchased.

In the normal course of business, the Company executes, as agent, transactions on behalf of its customers where the risk of potential loss due to market fluctuations (market risk) or failure of the other party to the transaction to perform (credit risk) exceeds the amounts recorded for the transactions. Should counterparty not fulfill its obligations in any of these transactions, the Company may be required to buy or sell the securities at prevailing market prices in the future on behalf of their customers.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

The Company maintains cash balances at a regulated financial institution in excess of FDIC-insured limits $250,000. However, the Company does not believe that these amounts are exposed to significant risk and are considering steps to address this risk.

10. FAIR VALUE MEASUREMENT

Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" (SFAS No.157) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or in the absence of a principal market the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by SFAS No. 157, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 - Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable, for the asset or liability.

Level 3 - Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Assumptions include those of risk, both the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

An instrument's categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

As of December 31, 2009, financial instruments owned by the Company primarily consist of cash and cash equivalents and are classified as Level 1. There were no Level 2 or Level 3 assets owned by the Company as at December 31, 2009.

Statement of Financial Accounting Standards No. 107, disclosure about Fair Value of Financial Instruments, including assets and liabilities recognized on the statement of financial condition.

11. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule (the "Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2009, the Company had net capital of $3,762,384 which was $3,510,488 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 1. to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii). All customer transactions are cleared on a fully disclosed basis through a clearing broker.

* * * * * *

COHEN & SCHAEFFER P.C.
CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
Fax: (212) 687-2705

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROLS REQUIRED BY SEC RULE 17A-5

Banorte Securities International Ltd.
540 Madison Avenue
New York, NY 10022

In planning and performing our audit of the financial statements of Banorte Securities International Ltd., an indirect wholly-owned subsidiary of Casa de Bolsa Banorte, S.A. de C.V. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 19, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the Financial Industry Regulatory Authority Inc. that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Cohen & Schaeffer P.C.

New York, New York
February 19, 2010

COHEN & SCHAEFFER P.C.
CERTIFIED PUBLIC ACCOUNTANTS
420 LEXINGTON AVENUE
SUITE 2450
NEW YORK, NY 10170
PHONE: (212) 972-6490
Fax: (212) 687-2705

INDEPENDENT ACCOUNTANT' REPORT ON APPLYING AGREED- UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
Banorte Securities International, Ltd
540 Madison Avenue, 36th Floor
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Banorte Securities International, Ltd and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating Banorte Securities International, Ltd's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Banorte Securities International, Ltd's management is responsible for the Banorte Securities International, Ltd's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries. **C&S traced and agreed payment to cancelled check No. 9924 dated January 26, 2010 as proof of payment noting no differences**;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences; . **C&S agreed the interim payment made during the year for $6,089 as reported in the Statement of Income together with the outstanding balance of $13,902 settled in full in the subsequent month after year end with check No.9924 dated January 26, 2010 to the total reported on SIPC-7T of $19,991.**

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences; **C&S noted that an amount of $13,092 which was due and payable was correctly calculated and entered on the form to be filed. C & S reviewed the form and obtained a copy of check paid. There were no differences.**

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences; **C&S proved the arithmetical accuracy of the total reflected in Form SIPC-7T by recalculating the SIPC fee payable for the year and noted no differences; and**

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences. **Not applicable**.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be use by anyone other than those specified parties.

Cohen & Schaeffer P.C.

New York, New York
February 19, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045056 FINRA DEC
BANORTE SECURITIES 6*6
540 MADISON AVE FL 36
NEW YORK NY 10022-3224

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

José Saá (212) 484-5231

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 19,991

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (6,089)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 13,902

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 13,902

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 13,902

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Banorte Securities International Ltd
(Name of Corporation, Partnership or other organization)

José Saá
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 26 day of January, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending DEC. 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 7,996,531

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 7,996,531

2e. General Assessment @ .0025 $ 19,991

(to page 1 but not less than $150 minimum)